UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

Zivo Bioscience, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

US98978N3098
(CUSIP Number)

Laith Yaldoo
c/o HEP Investments LLC
1934 Bloomfield Drive, Bloomfield Township, Michigan 48302
(Name, Address and Telephone Number of Person Authorized to Receive Notices* and Communications)
June 28, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report* the acquisition that is the subject of this Schedule 13D,* and is filing this schedule because of 240.13d-1(e)*
, 240.13d-1(f) or 240.13d-1(g)
, check the following box[  ].
Note: Schedules filed in paper format shall include* a signed original and five copies of the schedule, including all exhibits.*
See 240.13d-7(b) for other parties to whom copies are to be sent.*
The remainder of this cover page shall be filled out for a reporting* persons initial filing on this form with respect to* the subject class of securities, and for any subsequent amendment containing information* which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page* shall not be deemed to be filed for the purpose of Section 18* of the Securities Exchange Act of 1934 (Act) or otherwise* subject to the liabilities of that section of the Act* but shall be subject to all other provisions of the Act*
(however, see the Notes).
SCHEDULE 13D/A
CUSIP No.
US98978N3098

1
NAMES OF REPORTING PERSONS
HEP Investments LLC


I.R.S. Identification No. of above person (entities only)
45-3135062
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[   ]
(b)[   ]
3
SEC USE ONLY

?????
4
SOURCE OF FUNDS (See Instructions)

WC
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS*
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6
CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER


0

8
SHARED VOTING POWER


530,989

9
SOLE DISPOSITIVE POWER


0

10
SHARED DISPOSITIVE POWER


530,989
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

530,989
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW*
(11) EXCLUDES CERTAIN SHARES (See Instructions)

?????
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.34%
14
TYPE OF REPORTING PERSON (See Instructions)






SCHEDULE 13D/A
CUSIP No.
US98978N3098

1
NAMES OF REPORTING PERSONS
Laith Yaldoo


I.R.S. Identification No. of above person (entities only)
45-3135062
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[   ]
(b)[   ]
3
SEC USE ONLY


4
SOURCE OF FUNDS (See Instructions)

WC
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS*
IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER


0

8
SHARED VOTING POWER


530,989

9
SOLE DISPOSITIVE POWER


0

10
SHARED DISPOSITIVE POWER


530,989
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

530,989
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW*
(11) EXCLUDES CERTAIN SHARES (See Instructions)


13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.34%
14
TYPE OF REPORTING PERSON (See Instructions)

OO



Item 1.	Security and Issuer

This statement on Schedule 13D (this Statement) relates to the*
common stock, $0.001 par value (the Common Stock),*
of Zivo Bioscience, Inc., a Nevada corporation*
(the Company or the Issuer).*
The Companys principal executive offices*
are located at 21 East Long Lake, Suite 100, Bloomfield Hills, MI 48304.*
Item 2.	Identity and Background

(a) HEP Investments LLC, a Michigan limited liability company* (HEP Investments) and Laith Yaldoo (Yaldoo and together*
with HEP Investments, the Reporting Persons)
(b) 1934 Bloomfield Drive, Bloomfield Township,*
MI 48302. Yaldoo is a citizen of the United States
(c) The principal business of HEP Investments is to make,* hold and dispose of investments. The principal business*
of Yaldoo is to manage HEP Investments*
and a number of affiliated entities with similar businesses.
(d) During the last five years, none*
of the Reporting Persons has been convicted*
in a criminal proceeding (excluding traffic*
violations or similar misdemeanors).
(e) During the last five years, none of the Reporting*
Persons has been a party to a civil proceeding*
of a judicial or administrative body of competent* jurisdiction and as a result of such proceeding*
was or is subject to a judgment, decree or final*
order enjoining future violations of, or prohibiting* activities subject to, federal or state securities*
laws or finding any violation with respect to such laws
(f) United States
Item 3.	Source and Amount of Funds*
or Other Considerations
      The source of the funds used*
to acquire the Common Stock reported herein*
is the working capital of HEP Investments.*
The funds used by HEP Investments to make the*
purchases of Common Stock reported herein included*
$945,782 of cash from HEP Investments to the Issuer*
and the conversion of certain promissory*
notes made by HEP Investments to the issuer.
Item 4.	Purpose of Transaction
The Reporting Person acquired the shares* for investment purposes. Except as set forth above,* none of the Reporting Persons has any* present plans which relate to or would result in:

(a)
The acquisition by any person of additional securities* of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as* a merger, reorganization or liquidation, involving* the Issuer or any of its subsidiaries;


(c)
A sale or transfer of a material amount of assets* of the Issuer or any of its subsidiaries;
(d)
Any change in the present board of directors or* management of the Issuer, including any plans* or proposals to change the number or term of directors* or to fill any existing vacancies on the board;
(e)
Any material change in the present*
capitalization or dividend policy of the Issuer;
(f)
Any other material change in the Issuers* business or corporate structure;
(g)
Changes in the Issuers charter, bylaws*
or instruments corresponding thereto or* other actions which may impede the acquisition* of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be* delisted from a national securities exchange* or to cease to be authorized to be quoted* in an inter-dealer quotation system of a registered* national securities association;*
(i)
A class of equity securities of the Issuer* becoming eligible for termination of* registration pursuant to Section 12(g)(4)* of the Securities Exchange Act of 1934; or
(j)
Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
The following disclosure assumes that there are*
3,460,396 shares of the Common Stock outstanding* as of as August 27, 2024 as reported by the Issuer* to the Reporting Person.

(a) 	For purposes of Rule 13d-3 promulgated*
under the Exchange Act, each of the Reporting Persons*
may be deemed to beneficially own 530,989*
shares of the Common Stock, representing 15.34%*
of the Issuer's outstanding Common Stock,*
assuming that the warrants to purchase 698 shares*
of Common Stock issued to the Reporting Persons*
are exercisable at the prices set forth therein.*
Mr. Yaldoo is filing solely in his capacity as the manager*
and controlling member of HEP Investments and the filing*
of this Statement shall not be construed as an admission*
that either of the Reporting Persons is the beneficial owner*
of any securities covered by this Statement.*
Mr. Yaldoo disclaims beneficial ownership of the*
securities owned by HEP Investments, except*
to the extent of his pecuniary interest therein.*
The extent of such pecuniary interest cannot be determined at this time.*
(b)	By virtue of the relationships described in*
Item 2(a) above, each of HEP Investments*
and Mr. Yaldoo may be deemed to have shared*
voting and dispositive power with respect to*
 530,989 shares of the Common Stock.
(c) 	During the past 60 days, HEP Investments acquired*
6,988 shares of Common Stock from the Issuer in a*
private placement at a price of $7.87 per share.
Item 6.	Contracts, Arrangements, Understandings or*
Relationships with Respect to Securities of the Issuer*
The Reporting Persons have no understandings, arrangements,*
relationships or contracts relating to the Issuer's Common Stock
Item 7.	Material to Be Filed as Exhibits
None.
Signature
After reasonable inquiry and to the*
best of my knowledge and belief,*
I certify that the information set forth* in this statement is true, complete and correct.

August 27, 2024


Dated





HEP INVESTMENTS LLC
By: /s/ 	Laith Yaldoo
Title: Member

Laith Yaldoo
By: /s/ 	Laith Yaldoo
Name: Laith Yaldoo






Page 1